United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑	Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐	No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐	No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

VALE S.A.
PUBLICLY LISTED COMPANY
CNPJ 33.592.510/0001-54
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
CONVENING NOTICE
Shareholders of Vale S.A. (“Vale”) are hereby invited to convene for the Extraordinary General Shareholders Meeting to be held on June 22, 2010 at 3 P.M. at Avenida Graça Aranha, 26, 19º floor, in the city of Rio de Janeiro, Brazil, for the purpose of discussing and deciding upon the election of a member of the Board of Directors.
According to CVM Rule nº 282/98, a shareholder must hold at least 5% (five percent) of the Company’s voting capital in order to request the cumulative voting system.
Shareholders who wish to attend the meeting shall present their IDs badges and the proof of their shareholding participation interest to be issued by the depositary financial institution. Proxies shall be granted pursuant to Article 126 of the Brazilian Corporate Law, and, in the event of issuance in a language other than Portuguese, such documents as well as any corporate documents, if applicable, shall be followed by a Portuguese translation, all duly notarized and consularized.
In order to speed up the meeting constitution process, shareholders who shall be represented by proxy may, at their own discretion, send the respective power of attorney to our offices 72 (seventy-two) hours in advance of the meetings to be convened.
Rio de Janeiro, May 18, 2010.
Sérgio Ricardo Silva Rosa
Chairman of the Board of Directors

Extraordinary General Shareholders Meeting of Vale S.A.
Considering that an Extraordinary Shareholders Meeting was convened for June 22, 2010, Vale S.A. (“Vale”), hereby, provides the following explanations:
1- Introduction — Voting Rights
Pursuant to Article 5º of Vale’s By-Laws, each common, class “A” preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings. However, although the preferred class “A” and special shares have the same political rights as the common shares, exception is made to voting for the appointment of members to the Board of Directors, which shall observe the provisions set forth in §§2º and 3º of Article 11 of the By-Laws, as well as the right to appoint and dismiss one member of the Fiscal Council, and its respective alternate.
2 — Appointment of member of the Board of Directors
On March 01, 2010, Mr. Francisco Augusto da Costa e Silva presented a dismissal request from his duties as a director of Vale.
It is important to mention that Mr. Costa e Silva was appointed as a member of the Board of Directors at the Annual General Shareholders Meeting held on April 27, 2005, and subsequently reappointed at the Annual General Shareholders Meetings held on April 27, 2007 and April 16, 2009. The correspondent alternate position remains vacant.
On April 27, 2010, the appointment of a member of the Board of Directors was submitted to the shareholders’ resolution, however such position remained vacant and shall be submitted again to the Extraordinary General Shareholders Meeting specially convened to resolve upon this specific matter.
Therefore, and according to Article 10 of CVM Rule # 481/2009 (items 12.6 to 12.10 of the Brazilian Annual Report), below is a summary of the information on Valepar S.A.’s nominee to be appointed to the vacant director position.

Nominee
Name	José Mauro Mettrau Carneiro da Cunha
Age	60 years
Profession	Engineer
Individual Taxpayer’s ID (CPF) no.	299.637.297-20
Position to be held	Director
Election Date	June 22, 2010
Take Office Date	July 20, 2010
Term	2011 Annual shareholders’ meeting
Other positions in Vale	No
Nominated by the Controlling Shareholder	Yes

1

Professional experience:
José Mauro Mettrau Carneiro da Cunha. Mr. Cunha holds a degree in Mechanics Engineering from Universidade Católica de Petrópolis, Rio de Janeiro, and has attended an Executive Program in Management in Anderson School, University of California, Los Angeles. His main business experience, activities and areas of expertise in the last five years are: Chairman of the Board of Directors of the following public companies: Tele Norte Leste Participações S.A. (“TNL”) (since 2007), Telemar Norte Leste S.A. (since 2007), Brasil Telecom S.A. (since 2009), Tele Norte Celular Participações S.A. (since 2008), all telephone and mobile communication purpose related companies, as well as Coari Participações S.A. (since 2007) and Calais Participações S.A. (since 2007), both of holding entities.
Since 2008, he is also a director of Santo Antonio Energia S.A., a hydroelectric energy producer, and an alternate member of the Board of Directors of Telemar Participações S.A., a telephone public company. Since 2007, he is the Chairman of the Board of Directors of TNL PCS S.A., a telephone company and a director of Log-In Logística Intermodal S.A., an intermodal logistic public company, in which Vale holds 31,3% participation interest in the total capital. Since 2006, Mr. Cunha also holds the position of director of Lupatech S.A., a public company, whose main purpose relates to energy products, flow control and metallurgy.
Other than the entities mentioned above, he also served as director of the following public companies: (a) Braskem S.A. (from 2007 to April 2010), a petrochemistry industry, where he previously held the position of Strategic Planning Vice-President from 2003 to 2005; (b) LIGHT Serviços de Eletricidade S/A (from 1997 to 2000), an electricity company; (c) Aracruz Celulose S.A.(from 1997 to 2002), a paper company; (d) Politeno Indústria e Comércio S/A (from 2003 to 2004), a petrochemistry industry; (e) BANESTES S.A. — Banco do Estado do Espírito Santo (from 2008 to 2009), a financial institution, and (f) TNL (from 1999 to 2003), where he afterwards served as an alternate of the Board of Directors (2006).
Declarations
Judicial and administrative convictions & incriminations. The appointee has declared, for all lawful purposes, that he was not convicted by any criminal court, or administrative proceeding conducted by the Brazilian Securities and Exchange Commission, or has ever been disqualified or suspended by a final decision of either a judicial court or the regulatory authorities from practicing any professional or commercial activities for the previous five years.

2

Family relations. The appointee has declared, for all lawful purposes, that he is not related (as spouse, significant other or have any other kindred relationship to the second degree) to (i) the members of the Board of Directors or of the Executive Officers Board of Vale; (ii) members of management of entities Vale controls, either directly or indirectly; (iii) Vale’s direct or indirect controlling shareholders; and (iv) the members of management of Vale’s direct or indirect controlling shareholders.
Subordination, rendering of services or control relationships. The appointee has declared, for all lawful purposes, that there is no subordination, rendering of services or control relations, between him and (i) entities Vale controls, either directly or indirectly; (ii) Vale’s direct or indirect controlling shareholders; and (iii) Vale’s or its subsidiaries or controlling shareholders material suppliers, clients, debtors or creditors for the previous three financial years.

3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Date: May 18, 2010		Roberto Castello Branco Director of Investor Relations